September 13, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW, Stop 4-5
Washington, DC   20549
USA

ATTENTION:      JILL S. DAVIS, BRANCH CHIEF

Dear Sirs and/or Mesdames:

RE:      Teck Cominco Limited
         Forms 40-F and 40-F/A1 for Fiscal Year Ended December 31, 2004 Filed March 31, 2005 and April 1, 2005
         File No. 1-13184
         --------------------------------------------------------------

This letter is further to our discussions with staff with respect to our response letter dated September 12, 2005, responding to the SEC comment letter dated August 1, 2005 with respect to the above noted filing. Following discussion, we are revising our response to comment number 1 in the original letter. The comment and our revised response are set out below:

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
CONSOLIDATED STATEMENTS OF CASH FLOW

1.       SEC Comment

"We note in your reconciliation of net earnings to net cash provided by operating activities that you present two subtotals of net earnings and various charges and credits above total net cash provided by operating activities. We note the Illustrative example in CICA 1540, and that the subtotal presented does not include net income; rather the presentation only includes "items not affecting cash." Support your disclosure of these subtotals under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation."

     Response

     We propose to prospectively amend our disclosure to conform to the illustrative example in the CICA handbook, beginning with the third quarter of 2005. We may separately disclose the subtotal as a NON-GAAP measure in our MD&A, with appropriate qualifications and reconciliation.

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September 13, 2005                                                   Page 2 of 3
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CLOSING COMMENTS

We acknowledge that:

     - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If there are further questions in connection with the foregoing responses, you may contact the undersigned at (604) 687-1117.

Yours truly,




John G. Taylor
Senior Vice President, Finance and Chief Financial Officer


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September 13, 2005                                                   Page 3 of 3
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APPENDIX A


2Q NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


4.   OTHER INCOME (EXPENSE)

                                                                  THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                       JUNE 30                JUNE 30
     (IN MILLIONS OF DOLLARS)                                        2005     2004         2005     2004
     ----------------------------------------------------------------------------------------------------
     Income from Fording Canadian Coal Trust                         $ 11     $  4         $ 18     $  5
     Gain on sale of investments and assets                            13        -           33        7
     Interest and investment income                                    10        3           18        4
     Insurance proceeds                                                 5        9           21        9
     Non-hedge derivative losses                                       (4)       -          (15)       -
     Asset retirement obligation expense for closed properties         (2)       -           (4)       -
     Minority interests                                                (4)      (2)          (7)      (3)
     Foreign exchange gain (losses)                                    (4)       2           (2)       3
     Miscellaneous income (expense)                                    (6)      (4)         (12)     (10)

     ----------------------------------------------------------------------------------------------------
                                                                     $ 19     $ 12         $ 50     $ 15
     ====================================================================================================